UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	001-35349

Phillips 66 Savings Plan
(Full title of the Plan)

Phillips 66
(Name of issuer of securities)

2331 CityWest Blvd.
Houston, Texas	77042
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the Phillips 66 Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Phillips 66 Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Phillips 66
Savings Plan

/s/ Alex J. Shabet
Alex J. Shabet
Plan Benefits Administrator

June 21, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Phillips 66 Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Phillips 66 Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2012.

Tulsa, Oklahoma
June 21, 2022

Statements of Net Assets Available for Benefits	Phillips 66 Savings Plan

	Thousands of Dollars
At December 31	2021	2020
Assets
Investments at fair value	$5,807,272	5,252,841
Investments at contract value	470,479	462,137
Notes receivable from participants	80,378	82,736
Other receivable	1,146	—
Total Assets	6,359,275	5,797,714

Liabilities
Other liabilities	—	237
Total Liabilities	—	237

Net Assets Available for Benefits	$6,359,275	5,797,477
See Notes to Financial Statements.

Statement of Changes in Net Assets Available for Benefits	Phillips 66 Savings Plan

Thousands of Dollars
Year Ended December 31, 2021
Additions
Company contributions	$136,193
Participant deposits	209,767
Rollovers	125,611
Total Contributions	471,571

Investment income
Dividends and interest	149,136
Net appreciation in fair value of investments	641,628
Net Investment Income	790,764

Interest income on notes receivable from participants	3,849
Other additions	1,378
Total Net Additions	1,267,562

Deductions
Benefit payments	702,288
Administrative expenses	3,476
Total Deductions	705,764

Net Increase	561,798

Net Assets Available for Benefits
Beginning of Year	5,797,477
End of Year	$6,359,275
See Notes to Financial Statements.

Notes to Financial Statements	Phillips 66 Savings Plan

Note 1—Plan Description

The following description of the Phillips 66 Savings Plan (Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution, 401(k) profit sharing plan sponsored by Phillips 66 Company (the Company), a wholly owned subsidiary of Phillips 66.

The Plan consists of two components: Thrift Feature (Thrift) and Success Share.  Vanguard Group, Inc. serves as record-keeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.  Northern Trust Company serves as trustee of the Plan's Stable Value Fund.

Investments in the Plan are participant directed. Plan assets are invested in a variety of investment funds; however, the Phillips 66 Leveraged Stock Fund, ConocoPhillips Stock Fund and ConocoPhillips Leveraged Stock Fund are closed to new investments. The ConocoPhillips Stock Fund and ConocoPhillips Leveraged Stock Fund were transferred into the Plan from the Company's predecessor at the Plan's inception on May 1, 2012. If any participant has not made investment elections, the contributions will be invested in the Vanguard Target Retirement Trust with a target date closest to the participant's 65th birthday.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Eligibility
Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.

Thrift Feature
Participants may contribute between 1% and 75% of pay, as defined in the Plan document (Pay), on a Roth 401(k) basis, a before-tax basis, an after-tax basis, or in any combination thereof. Participants are eligible to make catch-up contributions to the Plan beginning in the year they attain age 50. The Company matched one dollar for each dollar contributed by an active participant up to 6% of Pay. Effective January 1, 2022 the match was increased to 8%. In 2021, the Company made matching contributions to the Thrift of $103 million.

The Plan had an automatic enrollment feature for new employees with the initial contribution rate set at 6% of Pay (increased to 8% of Pay effective January 1, 2022), contributed on a before-tax basis. Participants can change the contribution rate and type of contribution at any time and can also elect not to contribute to the Plan. A participant’s rate has an automatic annual increase election of 1% in March of each year following the year participation in the Plan begins until it reaches 10%. Participants may opt out of this auto-increase feature.

Success Share
Success Share provided a discretionary Company contribution of between 0% and 6% (with a 2% target) of Pay, based on the employee’s Pay for the immediately preceding 12-month period ending September 30, regardless of whether the participant contributes to the Plan. This range was changed to 0% to 4% (with no target %) effective January 1, 2022. Success Share contributions are made on an annual basis and are invested in accordance with the employee’s investment elections. In 2021, Success Share was 2% of Pay, resulting in Company Success Share contributions of $33 million.

Participant Accounts
Each participant’s account is credited with his or her contributions, Company contributions and allocations of investment earnings, and is charged with an allocation of investment and administrative expenses. Investment earnings are allocated based on the participant’s share of net earnings or losses for his or her respective elected investment options. Effective May 1, 2021, administrative expenses decreased from $38 to $35 per member per year (paid quarterly). This fixed-fee arrangement is separated from investment fees to provide greater cost transparency. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.

Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights
As a beneficial owner of Phillips 66 stock (Company Stock), Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. Company Stock means the stock held in the Phillips 66 Stock Fund and the Phillips 66 Leveraged Stock Fund accounts. Company Stock does not refer to shares of ConocoPhillips Stock Fund or ConocoPhillips Leveraged Stock Fund held by the Plan.

Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for Leveraged Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59½, death, disability, or termination of employment. Partial distributions, before the occurrence of a specified event, are permitted in cases of specified financial hardship.

Generally, distributions from participant accounts invested in the Company Stock Fund, Company Leveraged Stock Fund, ConocoPhillips Stock Fund and ConocoPhillips Leveraged Stock Fund can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available. A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Dividend Pass Through
A participant can make an election to receive cash dividends from the Phillips 66 Stock Fund and the Phillips 66 Leveraged Stock Fund on the portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

Participant Loans
Active employees can request a loan from their account in the Plan if their balance is at least $2,000. The minimum loan amount is $1,000. Generally, the maximum loan amount is the lesser of $50,000 or one-half of the participant’s account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Loan repayments are made through payroll deductions in equal amounts (or through automatic electronic debits (ACH) for participants who have left the Company). Three outstanding loans are available at a time, one of which can be a home loan. Generally, the maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months; however this time may be extended related to the suspension of loan repayments under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

Participants on an unpaid leave other than military leave or a participant receiving workers' compensation, state disability or short-term disability with insufficient pay to make loan repayments by payroll deductions can elect to make loan payments through electronic debit payments from a bank or other financial institution or submit a cashier's check, certified check or money order.

Trust Agreements
There are two trust agreements in place. One trust agreement is with Vanguard and it provides for the administration of certain assets in the Plan.

The other trust agreement is for the Stable Value Fund (SVF) and is managed under the Stable Value Fund Trust Agreement. The assets in this fund include stable value investment contracts and a short-term investment fund (STIF). Northern Trust Company serves as trustee of the Stable Value Fund Trust. Underlying the stable value investment contracts were units of common/collective trust (CCT) funds.

Administration
The Plan is administered by the Investment Committee and Benefits Committee (Committees), a Plan Financial Administrator, and a Plan Benefits Administrator, collectively referred to as the Plan Administrators. Members of the Committees are appointed by the Board of Directors of the Company or its delegate, the Chief Executive Officer of the Company. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of General Manager and Assistant Treasurer, Corporate Finance; and General Manager, Total Rewards. Members of the Committees and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2—Significant Accounting Policies

Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrators deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3—Investments

Investments held by the Plan are stated at fair value, except for fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year end. Separately Managed Accounts (SMA) are valued using the quoted market prices of the account's holding. The assets in the SVF include investment contracts and a STIF. The investment contracts were backed by units of CCTs. The STIF is valued at amortized cost, which approximates fair value. See Note 4—Fair Value Measurements and Note 5—Investment Strategy for more detail on the investments held by the Plan.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 4—Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices from an active market for identical assets or liabilities.

Level 2:	Adjusted quoted prices from an active market for similar assets or liabilities; or valuation inputs that are directly or indirectly observable.

Level 3:	Unobservable inputs that are significant to the fair value of assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value:

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,189,941	—	—	1,189,941
Common Stock	1,418,947	—	—	1,418,947
SMA - Common Stock	89,342	—	—	89,342
Short Term Investment Fund	14,051	—	—	14,051
Total	$2,712,281	—	—	2,712,281
Goldman Sachs Core Plus Fixed Income CCT measured at Net Asset Value (NAV) practical expedient				24,912
Vanguard Trusts measured at NAV practical expedient				3,070,079
Total Investments at Fair Value				$5,807,272

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,053,502	—	—	1,053,502
Common Stock	1,374,045	—	—	1,374,045
SMA - Common Stock	118,364	—	—	118,364
Short Term Investment Fund	20,342	—	—	20,342
Total	$2,566,253	—	—	2,566,253
Goldman Sachs Core Plus Fixed Income CCT measured at NAV practical expedient				28,436
Vanguard Trusts measured at NAV practical expedient				2,658,152
Total Investments at Fair Value				$5,252,841

Note 5—Investment Strategy

Stable Value Fund
The Plan's investment in the SVF is a separately managed portfolio exclusively available to the Plan participants. The SVF consists of synthetic investment contracts (SYNs) and a STIF. The STIF seeks to provide safety of principal and daily liquidity by investing in high quality money market instruments that include but are not limited to certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. The STIF is valued at amortized cost, which approximates fair value. In a SYN contract structure, the underlying investments are owned by the SVF and held in a trust for Plan participants. The underlying investments of the SYNs in the SVF Trust consist of CCTs. The SVF Trust purchases multiple wrapper contracts from insurance companies and/or banks to support the book value accounting (principal plus accrued income) to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying investments, typically over the duration of the investment, through adjustments to the future interest crediting rates. The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rates do not result in future interest crediting rates that are less than zero. There are no reserves against contract value for credit risk of the contract issuers or the underlying investments. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts. The total contract value of the SYNs as of December 31, 2021 and 2020, was $470 million and $462 million, respectively.
In certain circumstances, the amount withdrawn from investment contracts may be payable at fair value rather than contract value. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the Plan Administrators to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

Vanguard Trusts

Target Retirement Date Trusts
This category includes collective investment trusts in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. The year in the trust name refers to the approximate year (the target date) when an investor in the trust would retire and leave the workforce. Each trust will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date through asset allocation. The fair value of each trust reflects the proportionate interest in the net assets of the underlying investments.

Other Vanguard Trusts
This category includes passively and actively managed strategies of Vanguard funds that are comprised of domestic equities, international equities, and fixed income securities. The passively managed Vanguard Institutional Trusts seek to track the investment performance of the underlying performance index. The fair value of each trust reflects the proportionate interest in the net assets of the underlying investments.

Redemption Administration
The Trustee of the Vanguard Trusts, in its sole discretion, but upon consultation with the Plan, shall decide whether to honor a redemption request in cash, in kind, or a combination of both. The Trustee will use its best efforts to distribute proceeds to the redeeming Plan as soon as practicable; provided however, that (i) cash proceeds from the sale of securities liquidated to fund a withdrawal need not be paid until after the actual settlement date or dates of the sale of such securities; and (ii) the Trustee may suspend redemptions and/or postpone the payment of redemption proceeds at times when the New York Stock Exchange is closed or during other emergency circumstance.

Separately Managed Account
The Jackson Square SMID-Cap Growth Separately Managed Account represents the Plan's investment in this investment type. The SMA is a participant designated investment option, which has asset allocations primarily in common stock. Jackson Square Partners, LLC serves as investment manager of the SMA.

Note 6—Tax Status

The Plan Administrators received a determination letter from the Internal Revenue Service (IRS) dated April 28, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the receipt of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrators have analyzed the tax positions taken by the Plan, and have concluded there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7—Related-Party and Party in Interest Transactions

A large portion of the Plan’s assets are invested in Company Stock. Because Phillips 66 is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds and trusts managed by Vanguard. Since Vanguard is the Plan’s trustee, these transactions qualify as party in interest transactions. Northern Trust Company serves as the Plan's SVF trustee. Jackson Square Partners, LLC serves as the investment manager for the Jackson Square SMID Cap Growth SMA. Northern Trust and Jackson Square have a fiduciary responsibility to the Plan. All of these transaction types were exempt from the prohibited transaction rules.

Note 8—Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination.

Note 9—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2021 and 2020, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2021	2020

Net assets available for benefits as reported in the financial statements	$6,359,275	5,797,477
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,430	22,268
Deemed distributions of participant loans	(1,341)	(1,202)
Net assets available for benefits as reported in the Form 5500	$6,366,364	5,818,543

The following is a reconciliation of net increase for the year ended December 31, 2021, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands of Dollars
2021

Net increase as reported in the financial statements	$561,798
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2021	8,430
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2020	(22,268)
Deemed distributions of participant loans at the beginning of the year	1,202
Deemed distributions of participant loans at end of the year	(1,341)
Net gain as reported in the Form 5500	$547,821

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2021
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Current Value
* Phillips 66	Stock Fund	$ **	1,080,798
* Phillips 66	Leveraged Stock Fund	**	49,402
ConocoPhillips	Stock Fund	**	206,801
ConocoPhillips	Leveraged Stock Fund	**	81,946
IGT Invesco Short-Term Bond Fund	Short-Term Bond	**	229,985
IGT Invesco Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	49,298
IGT PIMCO Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	24,853
IGT Jennison Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	49,553
IGT Loomis Sayles Intermediate Fund	Multi-Mgr. Intermediate Government	**	25,103
IGT Dodge & Cox Core Fixed Income	Multi-Mgr. Core Fixed Income Fund	**	25,252
IGT Invesco Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	24,802
IGT PIMCO Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	25,602
IGT Loomis Sayles Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	24,461
Multiple Asset Wraps	Insurance Wrapper	**	(8,430)
* Northern Trust	Govt Short-Term Investment Fund	**	10,699
* Northern Trust	Short-Term Investment Fund	**	3,352
DFA Investment 95081222	DFA Emerging Markets Core Equity, Inst	**	16,434
Goldman Sachs	Goldman Sachs Small/Mid Cap Value Class R6	**	20,836
Goldman Sachs Core	Goldman Sachs Core Plus Fixed Income Collective Trust	**	24,912

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2021
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Current Value
* The Vanguard Group	Vanguard Inst 500 Index Trust	$ **	723,048
	Vanguard Inst Extended Market Index Trust	**	339,484
	Vanguard Inst Total Bond Market Index Trust	**	323,887
	Vanguard International Growth Fund Admiral	**	110,203
	Vanguard International Value Fund	**	42,889
	Vanguard PRIMECAP Fund Admiral	**	455,490
	Vanguard Federal Money Market Fund	**	131,245
	Vanguard Target Retirement 2015 Trust Plus	**	64,314
	Vanguard Target Retirement 2020 Trust Plus	**	167,980
	Vanguard Target Retirement 2025 Trust Plus	**	264,841
	Vanguard Target Retirement 2030 Trust Plus	**	211,472
	Vanguard Target Retirement 2035 Trust Plus	**	199,127
	Vanguard Target Retirement 2040 Trust Plus	**	168,891
	Vanguard Target Retirement 2045 Trust Plus	**	184,573
	Vanguard Target Retirement 2050 Trust Plus	**	176,787
	Vanguard Target Retirement 2055 Trust Plus	**	133,320
	Vanguard Target Retirement 2060 Trust Plus	**	51,571
	Vanguard Target Retirement 2065 Trust Plus	**	16,691
	Vanguard Target Retirement Income Trust Plus	**	44,093
	Vanguard Total International Stock Index Fund Inst Plus	**	282,275
	Vanguard Windsor II Fund Admiral	**	130,569
* Jackson Square	Abiomed Inc Common Stk	**	2,494
	Allbirds Inc Common Stk	**	764
	Azenta Inc Common Stk	**	446
	Bio-Techne Corp Common Stk	**	4,922
	Coupa Software Inc Common Stk	**	2,292
	Dolby Laboratories Inc CL A Common Stk	**	4,861
	Elastic N V Common Stk	**	4,201
	Farfetch LTD Common Stk	**	3,082
	Graco Inc Common Stk	**	2,813
	Groceries Outlet Holdings Corp Common Stk	**	4,659
	Lendingclub Corp Common Stk	**	2,759
	Liberty Broadband Corp Common Stk	**	4,491

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2021
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Current Value
	Lyft Inc CL A Common Stk	$ **	6,009
	Nevro Corp Common Stk	**	3,045
	New York Times Co CL A ISIN Common Stk	**	6,613
	Omnicell Inc Common Stk	**	2,113
	Pacific Biosciences of California Inc Common Stk	**	4,569
	Papa Johns Intl Common Stk	**	2,182
	Sailpoint Technologies Holdings Inc Common Stk	**	2,299
	Stitch Fix Inc CL A CL A Common Stk	**	2,040
	Tandem Diabetes Care Inc Common Stk	**	5,944
	Twist Bioscience Corp Common Stk	**	2,132
	Upwork Inc Common Stk	**	3,258
	Vimeo Inc Common Stk	**	2,150
	Vroom Inc Common Stk	**	1,124
	Wix.com LTD Common Stk	**	3,886
	Wyndam Hotels & Resorts Inc Common Stk	**	3,660
	Other	**	534
* Participants	Loans to Plan Participants, Interest rates ranging from 3.25% to 9.50%	**	80,378
			$6,358,129
* Party-in-interest
** Historical cost information is not required for participant-directed investments.

Exhibit Index	Phillips 66 Savings Plan
EIN 37-1652702, Plan 002

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm